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CONTACTS:
LORUS THERAPEUTICS INC.                     CANADIAN MEDIA CONTACT:                    US MEDIA CONTACT
Corporate Communications                    Eliza Walsh                                Jennifer Taylor
Grace Tse                                   Mansfield Communications Inc.              Mansfield Communications Inc.
Tel: (416) 798-1200 ext. 380                Tel: (416) 599-0024                        Tel: (212) 370-5045
Email:  ir@lorusthera.com                   Email:  eliza@mcipr.com                    Email:  jennifer@mcipr.com
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      LORUS PUBLISHES PEER REVIEWED RESULTS OF STUDIES ON THE MECHANISM OF
                  ACTION OF THE ANTI-CANCER DRUG VIRULIZIN(R)

   -Company also announces presentation of anti-cancer pipeline at healthcare conference in Boston-



TSX:     LOR
OTC BB:  LORFF

TORONTO, CANADA, OCTOBER 22, 2003 - Scientists at Lorus Therapeutics Inc. ("Lorus") have published the results of experimental studies with Virulizin(R), the company's lead anti-cancer drug in the clinic. The results appear in an article entitled, "Macrophages play a critical role in the anti-tumor activity of Virulizin(R)" in the International Journal of Oncology (23: 1341 - 1346,
2003) The publication summarizes the results from studies, which demonstrate that Virulizin(R), a biological response modifier, inhibits tumor growth via stimulation of specific cells of the immune system called macrophages. Studies using cells grown in culture demonstrated that the presence of Virulizin(R) enhanced macrophage-mediated killing of tumor cells. Virulizin(R) treatment was not effective as an anti-tumor agent in mice that were deficient in macrophages, providing strong support of a major role for macrophages in Virulizin(R) mediated anti-tumor activity.

"These studies are exciting because they deepen our understanding of how Virulizin(R) enhances immune responses to a variety of tumor types," said Dr. Jim Wright, CEO of Lorus. "Details of how Virulizin(R) acts, at the cellular level, provide further confirmation of the potent biological activity of the drug and provide valuable information relevant to the clinical development program for Virulizin(R)."

                                     (more)


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Virulizin(R) was awarded orphan drug status and fast-track status from the
United States Food and Drug Administration in clinical studies for the treatment of pancreatic cancer. The drug is approved in Mexico for the treatment of melanoma and is commercially available in the private market in Mexico through Lorus' marketing partner Mayne Pharma. Virulizin(R) is currently in a Phase III clinical trial in North America and Europe for the treatment of pancreatic cancer in combination with gemcitabine as a first line therapy.

LORUS TO PRESENT AT THE RODMAN & RENSHAW TECHVEST HEALTHCARE CONFERENCE

Lorus also announced that Dr. Jim Wright, CEO of Lorus, will present a comprehensive review of Lorus' oncology pipeline, including studies on the anti-tumor activity of Virulizin(R), today at 8:40 a.m. at the Rodman & Renshaw Techvest Healthcare Conference. The conference is being held from October 21 - 23, 2003 at the Boston Marriott Long Wharf Hotel in Boston, Massachusetts.

The conference brings together institutional investors, venture capitalists, corporate executives, business development officers and scientists to network and investigate different healthcare areas and issues.

About Lorus

Lorus is a biopharmaceutical company focused on the research and development of cancer therapies. Lorus' goal is to capitalize on its research, pre-clinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer. Through its own discovery efforts and an active acquisition and in-licensing program, Lorus is building a portfolio of promising anti-cancer drugs. Late-stage clinical developments and marketing will be done in cooperation with strategic pharmaceutical partners. Founded in 1986, Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the OTC BB exchange under the symbol LORFF.

Except for historical information, this press release contains forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties, which may cause actual results to differ materially from those statements. Those risks and uncertainties include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, and other risks detailed from time-to-time in the Company's ongoing quarterly filings, annual information form, annual reports and 20-F filings.

Lorus Therapeutics Inc.'s press releases are available through the Company's Internet site: http://www.lorusthera.com.

                                                     -30-